                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   DECEMBER, 2000
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   AMVESCAP PLC RECOMMENDED CASH AND SHARE
                                 ---------------------------------------
                                 OFFER FOR PERPETUAL PLC
                                 -----------------------

                                 OFFER UNCONDITIONAL AS TO ACCEPTANCE
                                 ------------------------------------
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AMVESCAP PLC
320561
IMMEDIATE RELEASE  22 NOVEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942



                                                                  PRESS RELEASE

   Not for release, publication or distribution in or into Australia or Japan


         AMVESCAP PLC ("AMVESCAP") RECOMMENDED CASH AND SHARE OFFER FOR
                          PERPETUAL PLC ("PERPETUAL")

                     OFFER UNCONDITIONAL AS TO ACCEPTANCES

LONDON, DECEMBER 4TH, 2000 - AMVESCAP (NYSE:AVZ) announces that the recommended cash and share offer for Perpetual has become unconditional as to acceptances and will remain open for acceptance until further notice.

Valid acceptances of the Offer have been received in respect of 26,702,053 Perpetual Shares, representing approximately 90.7 per cent. of the issued ordinary share capital of Perpetual. These acceptances include acceptances received pursuant to the irrevocable undertakings to accept the Offer given by the directors of Perpetual and trustees of the Martyn Arbib 1979 Settlement prior to the announcement of the Offer in respect of a combined total of 12,341,519 Perpetual Shares, representing approximately 41.9 per cent. of the issued share capital of Perpetual as at 2nd November 2000.

Of these valid acceptances, elections for the Loan Note Alternative have been received in respect of 12,670,067 Perpetual shares representing approximately
43.0 per cent. of the issued share capital of Perpetual.

The regulatory conditions to the Offer are being progressed in the normal way and are currently outstanding from the Investment Management Regulatory Organisation ("IMRO"), the Department of Trade and Industry ("DTI") and the Personal Investment Authority ("PIA"). AMVESCAP is confident that these conditions and approvals will be met.

Perpetual Shareholders who have not yet accepted the Offer may still do so and are urged to complete and return their Forms of Acceptance as soon as possible. If any Perpetual Shareholders

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require another Form of Acceptance they should contact Capita IRG Plc on 020
8639 2083.

Save as disclosed above, neither AMVESCAP nor any person acting, or deemed to be acting, in concert with AMVESCAP held any Perpetual Shares or rights over Perpetual Shares prior to the offer period and neither AMVESCAP nor any person acting, or deemed to be acting, in concert with Perpetual has acquired or agreed to acquire any Perpetual Shares or rights over Perpetual Shares during the offer period.

The Offer Document containing the full terms and conditions of the Offer was posted to Perpetual Shareholders on 2nd November 2000.

Unless the context otherwise requires, the definitions contained in the Offer Document also apply in this announcement.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."


PRESS ENQUIRIES:

AMVESCAP
Robert McCullough         Chief Financial Officer       +1 404 724 4251
Michael Perman            Company Secretary            +44 207 454 3942

SCHRODER SALOMON SMITH BARNEY
Peter Smart                                            +44 207 986 4000
Philip Drinkall                                        +44 207 986 4000



Schroder Salomon Smith Barney, which is regulated by The Securities and Futures Authority Limited, is acting for AMVESCAP in connection with the Offer and no-one else and will not be responsible to anyone other than AMVESCAP for providing the protections afforded to customers of Schroder Salomon Smith Barney, or for providing advice in relation to the Offer.
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 4th December, 2000                    By /s/ MICHAEL S. PERMAN
     --------------------                    -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary